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Mark S. Selinger Attorney at Law mselinger@mwe.com +1 212 547 5438

July 11, 2018

VIA EDGAR AND
FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham

Era Anagnosti

Lory Empie

Stephen Kim

Re:	INX Limited Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 12, 2018 CIK No. 0001725882

Dear Mr. Dunham:

On behalf of INX Limited (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 5, 2018, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on April 12, 2018 (“Amendment No. 1”).

The Company is concurrently submitting confidentially via EDGAR this letter and Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Registration Statement, marked to show changes from Amendment No. 1.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form F-1.

U.S. practice conducted through McDermott Will & Emery LLP.

340 Madison Avenue New York New York 10173-1922 Telephone: +1 212 547 5400 Facsimile: +1 212 547 5444 www.mwe.com

United States Securities and Exchange Commission July 11, 2018 Page 2	PRIVILEGED AND CONFIDENTIAL

General

1.	The INX Token appears to have characteristics of an equity security. As such, please disclose that the INX Token is an equity security or otherwise provide us with your detailed legal analysis demonstrating why the INX Token does not represent an “equity security” as such term is defined in Section 3(a)(11) of the Securities Exchange Act of 1934.

Response: In response to the Staff’s comment, we will disclose that the INX Token is an equity security as such term is defined in Section 3(a)(11) of the Securities Exchange Act of 1934. We have incorporated disclosure throughout the Registration Statement as appropriate to comply with disclosure requirements applicable to an equity security.

2.	You disclose that as part of your INX Exchange platform, you have created the INX Token. In addition, you also disclose that the “INX Exchange will enable peer-to-peer trading “via web portal and application programming interface (“API”) solutions” while, in response to comment 44, you state that the INX Token is an ERC20 compliant Token issued on the Ethereum blockchain. To better understand the nature of the token and the INX Exchange platform, please address the following in your disclosures:

●	Please clarify the relationship among, and describe the interoperability of, the INX Exchange, INX Token distributed ledger and INX Token Blockchain, and the Ethereum blockchain. It is not clear whether your platform will represent a blockchain application built on the Ethereum platform, and if that is not the case, please explain to us how the INX Exchange and the INX Token would be compatible.

●	Your revised disclosure on page 72 indicates that the “INX Token distributed ledger will service as the register of the INX Token ownership and will be initially maintained by the Company” and that upon the issuance of the tokens “or periodically after trades of the INX Tokens on the INX Exchange, INX Services will record changes in ownership of INX Tokens as data embedded into the Ethereum blockchain.” Please clarify whether the “INX Token distributed ledger” represents the company’s own internal blockchain independent of the Ethereum blockchain, requiring cryptographic validation which you seem to have not yet developed. In addition, please describe in detail how you will embed the record-keeping of ownership changes of INX Tokens into the Ethereum Blockchain and specify the actual trigger when it will occur. Please also explain who is responsible for the transaction fees on the Ethereum blockchain when transactions are reflected on the Ethereum blockchain.

●	Explain in detail how the ownership information will be visible to the public “in its encrypted and anonymized form” given your response to comment 32 that INX Token holders will not hold encrypted keys. Please also describe how these statements are consistent with your revised disclosure on page 73 indicating that the INX Registry will hold specified information regarding the holder of each INX Token, including beneficial ownership and reference to KYC/AML information.

●	Since the rights of the INX Token holders and uses of these tokens are not defined by attributes of the INX Token source code, please disclose how a purchaser of an INX Token on a secondary trade will be informed of such rights. Please disclose whether all the rights of the tokenholders will be disclosed and where. If accurate, please disclose that entry into an INX Token Purchase Agreement is part of the account opening process. If not accurate, please describe how a secondary market purchaser would have an enforceable entitlement to the rights set forth in the INX Token Purchase Agreement as disclosed on page 75.

United States Securities and Exchange Commission July 11, 2018 Page 3	PRIVILEGED AND CONFIDENTIAL

●

Please reconcile your disclosures of the INX Exchange being a peer-to-peer trading platform (in which no intermediary can affect a transaction), including the trading of INX Tokens, with your disclosures that the company will have sole control over the INX Registry and the recording of ownership of the INX Tokens and that no transaction may take place until the company generates keys necessary to record such transactions. In addition, please address any functionality and timing concerns, as well as the robustness of the system required for the company to execute and validate every single transaction.

●	Please describe how an INX Token holder may initiate a transaction on the INX Exchange.

Response: In response to the Staff’s comment we are providing the following detailed explanation of the relationship among, and the interoperability of, the Ethereum blockchain, INX Token, the INX distributed ledger, INX Services, Inc. (“INX Services”) and INX Trading (f/k/a INX Exchange). We are also providing the Staff with a supplemental flow chart attached as Appendix I to this letter to illustrate the transfer of INX Tokens in this Offering and in peer-to-peer transfers in the secondary market.

The INX vision has always been to establish a trading platform and token that introduce regulatory transparency to the blockchain asset trading ecosystem. This is achieved by:

1.	Obtaining appropriate regulatory licenses, including U.S. Broker-Dealer and Alternative Trading System licenses;
2.	Maintaining the INX Registry, which reflects a real time list of INX Token owners and holdings;
3.	Requiring compliance with KYC/AML procedures by all INX Token holders; and
4.	Granting certain rights to INX Token holders, including certain benefits on the INX Trading platform.

Since we submitted Amendment No. 1, we have decided to migrate the regulatory gatekeeping from the centralized control of the Company (as was originally planned) into the INX smart contract and thus more efficiently balance our vision with the decentralized blockchain ecosystem. This led to a change of the technical requirements for INX Token ownership that allows the INX Token to be held in Ethereum wallets outside the sole control of the Company (or its subsidiary, INX Services) with all transactions being recorded automatically by the INX Token smart contract in a decentralized manner.

Our solution is comprised of the following components:

●	Ethereum Blockchain. The Ethereum blockchain is an open-source, public, blockchain-based distributed computing platform that allows for decentralized programming of applications and the use of “smart contracts.” “Smart contracts” are self-executing rules in a programmable computer language on the blockchain that are enforced by the participants of the blockchain’s network. Many blockchain assets are developed in accordance with the “ERC20”standard, which allows developers to program them to include smart contracts that function within the Ethereum ecosystem.

●	INX Tokens. The INX Token is an ERC20 blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain. INX Tokens are held in Ethereum wallets. The holder of such wallet may use the wallet’s private key to transfer the INX Token to the public address of another Ethereum wallet. References to the INX Token in the Registration Statement also refer to the rights of the INX Token holder, which are contractual rights set forth in the INX Token Purchase Agreement.

●	INX Token Distributed Ledger. The “INX Token Distributed Ledger” references the ledger of ownership of INX Tokens that is recorded on the Ethereum blockchain. The Ethereum blockchain distributed ledger records, by design, the public wallet addresses of all Ethereum wallets that hold INX Tokens and the balance of INX Tokens in each wallet address. The distributed ledger is updated after each transfer of INX Tokens. Information from the distributed ledger can be viewed using an Ethereum network block explorer, such as Etherscan.com. The INX Token Distributed Ledger is not a separate internal or private blockchain independent of the Ethereum blockchain.

●	Whitelist Database. Since we submitted Amendment No. 1, the Company added the Whitelist Database to validate decentralized transfers of the INX Token. The Whitelist Database is a database stored on the data section of the INX Token smart contract. The Whitelist Database contains a record of information about individuals and entities that have satisfied the KYC/AML compliance procedures and thus are eligible to hold INX Tokens. Such information may include wallet address, name, nationality, and a KYC Reference ID linking to KYC filing information. This information is recorded on the Ethereum blockchain in an encrypted format and, other than the wallet address, it is not readable by the general public. The Company will hold a private key which will enable the Company to add wallet addresses and personal information to the Whitelist Database.

United States Securities and Exchange Commission July 11, 2018 Page 4	PRIVILEGED AND CONFIDENTIAL

●	INX Services, Inc. (“INX Services”). INX Services will be registered as a broker-dealer, and will hold assets, including INX Tokens, as a broker-dealer on behalf of beneficial owners. When holding blockchain assets, an INX Services’ wallet address will be recorded on the blockchain as the holder of these assets, i.e. in “street name.”

●	INX Trading (f/k/a INX Exchange). We plan to develop INX Trading (f/k/a INX Exchange) as a registered ATS that maintains an order book platform with a matching engine solution to facilitate the trading of different types of digital blockchain assets and fiat currencies. Similar to the current environment for trading in stocks through brokerage accounts, trades will be matched through the INX Trading platform and recorded through credits and debits to the balances of individual INX Brokerage Accounts (f/k/a Trading Accounts) held at INX Services. INX Trading is not an application built on the blockchain.

The INX Token is held and transferred over the Ethereum blockchain. These transfers and holdings are recorded on the INX Token Distributed Ledger.

Transfers of INX Tokens will be executed by the INX Token smart contract under conditional permission that the wallet addresses of both the sender and receiver of INX Tokens are listed on the Whitelist Database. If either the sender or receiver wallet address is not listed in the Whitelist Database, the smart contract rejects the transfer and the distributed ledger is not updated.

The registration of all transfers on the INX Token Distributed Ledger, coupled with the encrypted personal information included in the Whitelist Database, creates a complete register of all transactions and current holdings in the INX Token. We refer to this as the “INX Registry”.

The Company will have the ability to provide the INX Registry to regulatory and governmental authorities as may be required by law by providing a private key which will enable it to decrypt the personal information recorded on the Whitelist Database.

To promote the liquidity of INX Tokens, the Company plans to develop APIs for broker-dealers or other appropriately regulated third parties that wish to offer trading of the INX Token. These APIs will allow these parties to submit wallet addresses, as well as other relevant information of potential INX Token holders that have passed KYC / AML procedures, to be included in the Whitelist Database.

The personal information stored on the INX Token smart contract data section will be encrypted by way of an algorithm that requires the use of a private key.  Our current development plan will allow any user of blockchain APIs (such as Web3), to be able to read the encrypted data included in the INX Registry without the ability to decipher it.

The rights of the INX Tokens are set forth on Exhibit B to the INX Token Purchase Agreement which is filed as Exhibit 4.1 to the Registration Statement. These rights will also be available on the Company’s website and the Company will provide a paper copy of the rights of the INX Token upon request. A secondary market purchaser of an INX Token may view the rights of holders of INX Tokens on the Company’s website or request a copy of the rights of the INX Tokens from the Company. Execution of the INX Token Purchase Agreement is part of the account opening process only for purchasers of INX Tokens in the Offering. Secondary market purchasers of INX Tokens are included in the INX Token Purchase Agreement as third party beneficiaries to the rights of the INX Tokens set forth on Exhibit B to the INX Token Purchase Agreement; as third party beneficiaries, they will be entitled to enforce the rights of the INX Tokens as set forth on Exhibit B.

The secondary purchase or sale of INX Tokens may be facilitated by broker-dealers, such as INX Services, holding the INX Tokens in “street name” or it may occur on a peer-to-peer basis between individual Ethereum wallets. Orders for the purchase and sale of INX Tokens may be routed by INX Services to the INX Trading platform, but this will not be the sole method by which secondary markets for INX Tokens may be created. The transferor of INX Tokens will be responsible for payment of the transaction fees on the Ethereum blockchain.

United States Securities and Exchange Commission July 11, 2018 Page 5	PRIVILEGED AND CONFIDENTIAL

We believe that the improved design of the INX Registry on the Ethereum blockchain allows for decentralization, transparency, traceability, immutability, and privacy.

In order to initiate a transaction on INX Trading, an INX Token holder must first open an INX Brokerage Account. Once an INX Token holder has deposited funds or blockchain assets into their account, such holder may place a trade order to initiate a transaction.

We have added the above disclosure and additional details of the functions and rights under the INX Token to the Registration Statement.

3.	We note your response to comments 24 and 25. Once the INX platform becomes operational, please revise to disclose how you intend to determine the value of your INX Tokens to be used as payment of “fixed” transaction fees and/or posting of collateral. Your disclosure should also address the valuation methodology if a market for your tokens does not develop. Please discuss the interplay between various valuation methods, such as the impact that one may have on the other as well as the effect any “promotional incentives” that you may offer may have on the token valuation.

Response: The value of INX Tokens to be used as payment of transaction fees and/or posting of collateral will be determined based upon the execution price used for the most recent trade of the INX Token on the INX Trading platform.

If a market for INX Tokens does not develop and there is no trading volume in INX Tokens on the INX Trading platform on which to base a last price, then the Company will use the initial offering price in this Offering to determine the value of INX Tokens to be used as payment of transaction fees and/or posting of collateral until such time as a market develops.

Prospectus Cover Page

4.	Please describe the material features of the INX Tokens pursuant to Item 501(b)(2) of Regulation S-K. In this regard, please disclose that:

●	INX Tokens may never be privately-traded or traded on platforms other than the INX Exchange because INX Tokens may not be withdrawn from the INX Exchange to an offline or “cold storage device.” Instead, INX Tokens may only be transferred between holders through your “sole control over the INX Registry and the recording of ownership of the INX Tokens” and, as a result, that “investors purchasing the INX Tokens in the Offering may be required to hold purchased INX Tokens until the INX Exchange has obtained all required regulatory licenses for its lawful operation.” Please also disclose whether the restrictions precluding trading of INX Tokens on other platforms will be embedded in the code, given that the INX Token is an ERC20 compliant token. Otherwise, disclose how you will achieve trading of INX Tokens solely on the INX Exchange.

●

None of the features of your INX Tokens are defined by the “INX Token source code,” the underlying blockchain, or its “network attributes.” Instead, holders only have “contractual rights determined by the INX Token Purchase Agreement” and a holders’ security interests will be evidenced by the INX Tokens whose ownership will be disseminated through your web-based portal and online account.

●

The pro rata distribution of your adjusted annual net cash flow is not self-executing and requires your board of directors to calculate and distribute the amount in good faith pursuant to the terms of the INX Token Purchase Agreement.

United States Securities and Exchange Commission July 11, 2018 Page 6	PRIVILEGED AND CONFIDENTIAL

●

All rights under the INX Token Purchase Agreement are contingent upon your holders satisfying your KYC/AML procedures; clarifying the extent to which holders need to periodically or otherwise update this information.

Please make corresponding revisions throughout your prospectus when discussing your INX Tokens. In addition, please include a new subheading under your Description of INX Tokens on page 72 discussing why an INX Token is necessary to execute a transaction on the INX Exchange considering that your tokens differ from other digital assets which are fully self-executing smart contracts that allow for decentralized trading, where holders maintain private keys and can maintain their anonymity.

Response: As stated in our response to your Comment #2, INX Tokens may be held in Ethereum wallets outside the sole control of the Company or its subsidiary, INX Services.

INX Tokens may be held in personal wallets, broker-dealer accounts or through other appropriately regulated third parties. INX Tokens may also be held in an offline or a “cold storage device.” INX Tokens may be privately-traded or traded on platforms other than INX Trading, subject to compliance with securities laws and the KYC/AML protocols and requirements described in the Registration Statement.

In response to the Staff’s comment, we have added the following underlined disclosure on the Prospectus Cover Page submitted with the Registration Statement:

Each INX Token will entitle its holder to an annual pro rata distribution of 20% of the Company’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token. The annual distribution will be based on the Company’s cumulative Adjusted Operating Cash Flow net of any negative cash flows from prior years and cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is payable on an annual basis commencing on April 30, 2020, and may thereafter be calculated and paid on an annual or a quarterly basis, subject to the board’s discretion. The pro rata distribution of the adjusted net cash flow is not self-executing and requires that our board of directors approve the Company’s financial statements and calculate such distribution in good faith. In addition, the INX Token may be used as a form of payment for transaction fees on the INX Trading platform, and INX Tokens are entitled to, at a minimum, a 10% discount as compared to other forms of payment. INX Tokens may also be used as a portion of the collateral deposited with the INX Trading platform for short positions. See “Description of INX Tokens.”

None of the rights granted to holders of INX Tokens are defined by the INX Token source code, the underlying blockchain, or its network attributes. Holders of INX Tokens have contractual rights determined by the INX Token Purchase Agreement. Pursuant to the terms of the INX Token Purchase Agreement, ownership of the INX Tokens and all rights under the INX Token Purchase Agreement are contingent upon holders of INX Tokens satisfying the Company’s KYC/AML procedures, including any requirements to periodically or otherwise update information provided to the Company. Each holder’s interest in INX Tokens will be evidenced by the INX Token Distributed Ledger.

There is currently no public market for the INX Token and no guarantee can be provided whether such a market will be established.

We expect an initial public offering price of $__ per Token. The initial public offering price was arbitrarily determined by our Board of Directors. Payment for INX Tokens will be accepted in US Dollars, Bitcoin (BTC), and Ether (ETH). BTC/USD and ETH/USD exchange rates will be determined by TradeBlock’s XBX and ETX Indices, respectively, as of 12:01 a.m. (GMT) on the date a purchaser has submitted an executed INX Token Purchase Agreement and deposited payment for the INX Tokens with the Company.

United States Securities and Exchange Commission July 11, 2018 Page 7	PRIVILEGED AND CONFIDENTIAL

We will not complete the sale of any INX Tokens unless we raise gross offering proceeds of $5,000,000 from this offering within one year from the date of this prospectus, which we refer to as the minimum offering requirement. See “Plan of Distribution.” Pending satisfaction of this condition, all subscription payments will be placed in a segregated bank account specifically established for this offering (the “Segregated Offering Account”). If the subscription price is paid in BTC or ETH, then the Company will sell the BTC or ETH so received and deposit US Dollars into the Segregated Offering Account in an amount equal to the subscription price. If the Company meets the minimum offering requirement, then the Company will conduct a closing of the committed purchases and the funds from such purchases will be made immediately available to fund the Company’s operations. After the initial closing, sales will be conducted on a continuous basis. Any rejected subscription will have its funds returned promptly. If we do not meet the minimum offering requirement prior to the termination of this Offering, we will promptly return all funds in the Segregated Offering Account (in US Dollars) without interest or deduction. We will continue our public offering until its termination, which will be effective upon the earliest to occur of: (i) the sale of all of the 130,000,000 INX Tokens being offered, (ii) 365 days after this registration statement is declared effective, or (iii) such shorter period as may be determined by the Company in its sole discretion.

The foregoing description of the INX Token Purchase Agreement is qualified in its entirety by reference to the INX Token Purchase Agreement, a copy of which is attached as Exhibit 4.1 hereto.

5.	We note your disclosure in Schedule 1 to your Form of INX Token Purchase Agreement that currencies acceptable for payment of INX Tokens “are USD, BTC[Bitcoin], and ETH[Ether].” Please revise your prospectus cover page accordingly. In light of the provisions of the token purchase agreement that “[t]he BTC/USD and ETH/USD exchange rates will be determined by TradeBlock’s XBX and ETX Indices, respectively, as of 12:00 a.m. (GMT) on the date of execution of the Agreement,” please expand your disclosure to discuss how you have selected these indices, and why they represent an accepted standard of valuing non-cash consideration. In addition, please add appropriate risk factor disclosure alerting investors that the exchange value of Bitcoin and Ether may significantly change from a time an investor signs the INX Token Purchase Agreement and when the exchange rate gets determined, such that the investor may receive significantly less INX Tokens than originally subscribed for.

Response: For revisions to our Prospectus Cover Page submitted with the Registration Statement, see our response to your Comment #4.

TradeBlock is a provider of institutional trading tools for virtual currencies, based in New York. TradeBlocks XBX and ETX Indices represent a real-time, USD-equivalent spot trade for Bitcoin and Ethereum, respectively. The index values are algorithmically calculated once every second based on observed trading activity on leading Bitcoin and Ethereum exchanges, respectively. The XBX and ETX Indices are designed as a reference rate to track liquidity while also adjusting for deviations caused by anomalies and manipulation attempts at individual exchanges. These indices are considered to be reliable and less subject to manipulation than one platform.

In response to the Staff’s comment, we have also added the following underlined disclosure on page 22 of the “Risk Factors” section of the Registration Statement:

The U.S. Dollar-Bitcoin and U.S. Dollar-Ether exchange rates are subject to fluctuation and thus the offering price of INX Tokens, as expressed in non-U.S. currencies and digital assets, is subject to fluctuation.

Payment for INX Tokens will be accepted in US Dollars, Bitcoin (BTC), and Ether (ETH). BTC/USD and ETH/USD exchange rates will be determined by TradeBlock’s XBX and ETX Indices, respectively, as of 12:01 a.m. (GMT) on the date a purchaser has submitted an executed INX Token Purchase Agreement and deposited payment for the INX Tokens with the Company.

Prior to our achieving the minimum offering requirement of $5,000,000, if the subscription price is paid in BTC or ETH, then the Company will sell the BTC or ETH so received and deposit US Dollars into the Segregated Offering Account. If the Company does not meet the minimum offering requirement prior to the termination of this Offering, the Company will promptly return all funds in the Segregated Offering Account (in US Dollars) without interest or deduction.

United States Securities and Exchange Commission July 11, 2018 Page 8	PRIVILEGED AND CONFIDENTIAL

The BTC/USD and ETH/USD exchange rates may significantly change from the time an investor executes an INX Token Purchase Agreement and when such refund is returned. Because refunds are returned in US Dollars, an investor will not receive the Bitcoin or Ether that was originally tendered to the Company. This could result in the investor not being able to realize the potential appreciation in the value of these assets.

6.	To the extent that you intend to continue the offering 365 days after meeting the minimum offering requirement, rather than 365 days after the registration statement is declared effective, please revise your disclosure accordingly. Otherwise, as currently disclosed, your offering may terminate on the 365th day following effectiveness to the extent that you meet the minimum offering requirement on that day.

Response: We agree that our offering may terminate on the 365th day following effectiveness of the Registration Statement to the extent that we meet the minimum offering requirement on that day. Thus, we have not changed our disclosure.

7.	We note your response to comment 10. Please disclose your net proceeds after your underwriter’s discounts and commissions in accordance with your assumptions in footnote (2).

Response: In response to the Staff’s comment, we have added disclosure on the prospectus cover page to disclose the underwriter’s discounts and commissions in accordance with our assumptions in footnote (2).

Prospectus Summary

Industry Overview

Background & Current Market

Poor Price Discovery, page 4

8.	Please clarify how an exchange acts as “a trading participant on [its] own platform” and substantiate your disclosures that this impairs “price discovery,” “does not represent a picture of the true market” and that “[d]ecisions based on this data tend to reinforce false pricing trends.” Please also clarify how exchanges “actively affect trading markets” other than through acting as a trading participant thereon.

Response: In response to the Staff’s comment, we have also added the following underlined disclosure on pages 4 and 38 of the “Background & Current Market” section of the Registration Statement:

Poor Price Discovery. Blockchain asset trading platforms experience inefficiencies in the form of significant arbitrage due to recurrent operational issues including temporary service outages and other temporary restrictions on access to the trading platform, the ability to withdraw or deposit fiat currencies and cryptocurrencies, or otherwise perform a trade on the platform. This creates significant exposure to arbitrage trading between exchanges. Further, the operator of a blockchain asset trading platform may trade on its own behalf on the trading platform. Doing so presents potential conflicts of interest, such as front-running customer order flow and engaging in price manipulation. By acting as a trading participant on one’s own platform, trading platforms may artificially inflate or deflate prices, which impairs market pricing discovery.

United States Securities and Exchange Commission July 11, 2018 Page 9	PRIVILEGED AND CONFIDENTIAL

Our Solution: A Single Regulated Integrated Platform…. page 4

9.	You disclose among other things that you are designing a robust pre-trade and post-trade services platform and that you believe your technology “will…help improve market liquidity, decrease bid-ask spreads and enhance market efficiencies.” Since in response to our comment 44 you do not appear to have developed a white paper or otherwise have a proof of concept or undergone a peer review of your intended product, please revise to provide a reasonable basis substantiating your statements. Please expand your disclosure on page 43 to disclose whether Committed, your software developer, has successfully launched similar products in the past.

Response:  We respectfully acknowledge the Staff’s comment and we have removed the last sentence of the “Our Robust Technology” section on pages 5 and 38 of the Registration Statement. We further note that the Company is building the INX Trading platform from the ground up to support the growing blockchain asset market. INX Trading platform is being designed to scale along with the continued growth of the market.

In response to the Staff’s comment, we have added the following underlined disclosure on page 44 of the “The Offering” of the Registration Statement:

Committed is an experienced software development company with over 10 years of experience providing technological, architecture and design consultation and research and development services with regard to fin-tech, medical, and digital technology industries. Committed has developed and deployed several blockchain based products and services including ERC20 token smart contracts, digital wallets, decentralized applications (“DApps”), as well as matching engines used in the financial industry.

10.	We note your response to comment 35. Please describe in detail the process by which transactions in “blockchain assets” that are entered into on the registered ATS would be cleared and settled. For example, would there be a process to compare and confirm the material terms of the transactions? By what means would funds be exchanged for and “blockchain assets” be delivered? Would payment and delivery obligations be discharged simultaneously? Would any third party entities be involved in the provision of clearance and settlement services (e.g., escrow agent, custodian bank, clearing broker-dealer, transfer agent)? For transactions in “blockchain assets,” please describe how settlement finality would be defined and achieved.

Response:  All orders routed to INX Trading must originate from an INX Services brokerage account (an “INX Brokerage Account”). All transaction settlement and clearance for trades executed on the INX Trading platform, including trades in “blockchain assets,” will be processed and filled by INX Services. INX Services will require a fully-funded INX Brokerage Account for any customers that want to initiate orders on the INX Trading platform. INX Services will utilize a pre-trade, rules based compliance process (i.e., a “rules engine”) to ensure clients have “good” funds and/or blockchain assets in their account before releasing orders to the INX Trading platform. These requirements will facilitate immediate settlement by appropriate debits/credits to the respective INX Brokerage Account.

In order to begin trading in an INX Brokerage Account, clients must first deposit funds or blockchain assets into their account. INX Services will provide delivery instructions to wire funds to our custodial bank and digital assets to our custodian. We intend to use custodians pursuant to an exemption under Rule 15c3-3 under the Securities Exchange Act.

In addition, the INX Trading platform will only execute transactions where the order details of the buyer and seller match. Once the trade is executed, an execution report will be provided by the INX Trading platform to INX Services and each customer order will be filled. INX Services will ensure the executions match the order details, and if so, the appropriate debits and credits will be made to settle the trades in each account.

Pursuant to terms and conditions outlined in an INX Services brokerage agreement, settlement finality will occur after INX Services receives execution details from the INX Trading platform and subsequently fills each respective open order and debits and credits the INX Brokerage Account of the buyer and seller.

The foregoing is a general description of the functions of INX Services and the INX Trading platform; additional details will be provided in FINRA and ATS applications.

United States Securities and Exchange Commission July 11, 2018 Page 10	PRIVILEGED AND CONFIDENTIAL

Rights Upon Liquidation, page 8

11.	In an appropriate section of the filing, please discuss how you will determine the payment amount due to the token holders in the event of liquidation. Please also disclose whether you may issue senior or collateralized debt and how this would impact INX Token holders in the event of liquidation. Please also discuss how holding assets in your operating subsidiaries may impact these rights in the event of liquidation.

Response: In response to the Staff’s comment, we have added the following underlined disclosure on page 8 of the “The Offering” section and page 77 of the “Description of INX Tokens” section of the Registration Statement:

Rights of the INX Token Holders upon Liquidation

The INX Token Purchase Agreement contains a covenant requiring the Company to establish, by December 31, 2021, and to thereafter maintain and operate a trading platform that permits the trading of Bitcoin, Ether and fiat currencies on the over the counter trading market, as contemplated by this Prospectus. Failure to do so, followed by an Insolvency Event (as defined in the Token Purchase Agreement), will constitute a breach of the INX Token Purchase Agreement, which shall create a claim in favor of INX Token holders. Such claims could be asserted by INX Token holders in the event of a liquidation of the Company. The amount of a Token holder’s claim in such a scenario will likely be based on the damages sustained by the Token holder as a result of the Company’s breach of the Token Purchase Agreement, similar to how the value for any other breach of contract claim is typically determined under applicable law. Ultimately, the claim amount will be determined by the liquidator, a court of competent jurisdiction overseeing the liquidation, or some other authority pursuant to applicable insolvency law.

Additionally, the Company has caused its current and shall cause its future shareholders to enter an agreement, pursuant to which the shareholders (i) irrevocably subordinate their rights to receive any distributions from the Company prior to the payment in full by the Company of all distributions owed to INX Token holders, and (ii) irrevocably waive their rights, in the event of an Insolvency Event, to any cash held in the Cash Reserve Fund.

Further, the Company currently has no intention of issuing senior or collateralized debt. If such debt is issued, the relevant creditors may be secured creditors of the Company who will rank senior to the INX Token holders upon a liquidation of the Company. These secured creditors will therefore be entitled to receive liquidation payments prior to any distributions being made to the INX Token holders.

Shares held in subsidiaries of the Company form part of the Company’s assets. Any assets held by such subsidiaries will therefore be taken into account by the appointed liquidator when identifying and calculating the remaining assets of the Company available to make any liquidation payments and/or meet any obligations to creditors (including INX Token holders) in order to effect the orderly winding down of the Company. However, creditor claims against the Company’s subsidiaries will have priority over the Company’s equity interests in the Company’s subsidiaries.

In response to the Staff’s Comment, we have added the following underlined disclosure on page 23 of the “Risk Factors” section of the Registration Statement:

The Company may incur debt that ranks equally with, or senior to, the rights of the INX Token holders.

Pursuant to the INX Token Purchase Agreement, the Company covenants that it will establish, by December 31, 2021, and to thereafter maintain and operate a trading platform that permits the trading of bitcoin, ether and fiat currencies on the over the counter trading market, as contemplated by this Prospectus. If the operations of the INX Trading are permanently discontinued and the Company is liquidated, an INX Token holder, as identified by the INX Registry (excluding the Company or INX Services with regard to any INX Tokens that are not beneficially owned by a third party), may have a claim against the Company for a breach of contract. The amount of a Token holder’s claim in such a scenario will likely be based on the damages sustained by the Token holder as a result of the Company’s breach of the Token Purchase Agreement, similar to how the value for any other breach of contract claim is typically determined under applicable law. Ultimately, the claim amount will be determined by the liquidator, a court of competent jurisdiction overseeing the liquidation, or some other authority pursuant to applicable insolvency law.

United States Securities and Exchange Commission July 11, 2018 Page 11	PRIVILEGED AND CONFIDENTIAL

The INX Token holders’ claim for breach of contract is senior to the claims of holders of the Company’s shares. The shareholders of the Company have approved this preferential right and have waived their right, in the event of a liquidation, to any cash held in the Cash Reserve Fund in the event of a breach of this covenant. The Company shall cause its future shareholders to similarly subordinate and waive their rights.

In the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of the Company, a court or magistrate may determine that INX Token holders are not entitled to any payment from the Company’s assets or that the INX Token holders’ claims are not senior in right to claims or interests of the Company’s shareholders.

In addition, the Company may incur debt that ranks equally with, or senior to, the rights of INX Token holders. In the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of the Company, holders of debt instruments ranking senior to INX Tokens may be entitled to receive payment in full before INX Token holders receive any distribution. After repaying such senior creditors, the Company may not have sufficient assets, if any, remaining for payment of any obligations that it owes to INX Token holders. Further, if it is determined that the Company’s obligations to INX Token holders rank equally with other debt, INX Token holders may share on an equal basis with other creditors. However, the Company may not have sufficient assets, if any, remaining for payment of obligations owed to INX Token holders.

Risk Factors, page 10

12.	We note your response to comment 15 that “INX Tokens received in payment of transaction fees will remain outstanding…[u]ntil reissued.” Given that the number of INX Tokens that may be created is fixed it appears that your proposed business as well as the market for INX Tokens will depend, at least in part, upon your ability to resell INX Tokens received as payment for transaction fees or collateral deposits. Please tell us how you intend to comply with the registration requirements of the Securities Act of 1933 as each reissuance will be a primary offering and further disclose the material risks if you are unable to do so in the future.

Response: Once the Company becomes eligible to use a Form F-3 Registration Statement, the Company intends to file a shelf registration statement to register for the re-issuance of INX Tokens which it receives as payment for transaction fees on INX Trading. Until the Form F-3 Registration Statement becomes available for use by the Company, the Company will need to either register additional offerings of INX Tokens on a Form F-1 Registration Statement or rely on exemptions from registration, including Regulation D and Regulation S, to make these token issuances. The Company may also raise additional capital by issuing shares of its capital stock, in registered transactions or transactions which are exempt from registration, or by issuing secured or unsecured debt securities.

13.	Please include sufficient risk factor disclosure concerning the operation of your system as an ATS and the possibility that the currently proposed structure of, or details relating to the INX Exchange may not occur. In this regard, we note that in response to comments 35 and 37 you state that you “anticipate that the exchange will include [certain] functions but such determinations remains subject to [y]our further development of the exchange infrastructure and [y]our application with FINRA.” Please address your “plan to provide trading of different types of digital assets, including ‘security’ and ‘utility’ tokens and virtual currencies” on the same platform and how this might occur.

Response: All blockchain assets, including securities, “utility tokens” and virtual currencies, may be listed on the INX Trading platform according to its listing and regulatory standards and guidelines. The INX Trading platform will engage a custodian that will maintain wallets for holding these different types of blockchain assets. Blockchain assets, which will be held in “street name” by INX Services, may be traded and settled by crediting and debiting INX Brokerage Account balances.

United States Securities and Exchange Commission July 11, 2018 Page 12	PRIVILEGED AND CONFIDENTIAL

In response to the Staff’s comment, we have added the following underlined disclosure on page 13 of the “Risk Factors” section of the Registration Statement:

Our ability to develop the INX Trading platform faces operational, technological and regulatory challenges and we may not be able to develop the INX Trading platform as contemplated or at all.

We may not be able to develop the INX Trading platform as contemplated by our business model or at all. In addition, a number of factors could materially adversely affect our ability to commercialize and generate any revenue from our proposed INX Trading platform.

The development, structuring, launch and maintenance of the INX Trading platform could lead to unanticipated and substantial costs, delays or other operational or financial difficulties. Our proposed platform is complex and its creation requires the integration of multiple technologies and the development of new software. There can be no assurance that we will have the financial and technological resources necessary to complete the development of the INX Trading platform if its development costs more than we have estimated or requires technology and expertise that we do not have and cannot develop. Even if we are able to develop the INX Trading platform as contemplated, we may not be able to develop the platform on a timely basis.

Further, there can be no assurance that our platform will gain the acceptance of customers or other market participants. Because blockchain asset trading is in its early stages, it is difficult to predict the preferences and requirements of blockchain asset traders and our platform design and technology may be incompatible with new or emerging forms of blockchain assets or related technologies. Failure to achieve acceptance would impede our ability to develop and sustain a commercial business.

In addition, there can be no assurance that our platform will qualify for registrations that we are seeking or we plan to seek with the SEC, FINRA, CFTC and various other regulatory bodies both in the U.S. and in other countries. As of the date of this offering, one of our U.S. subsidiaries, INX Services, Inc., is currently in the process of completing a broker-dealer application and Form ATS. The Form ATS will include a description of the processes, rules and procedures that will govern the trading of different types of digital assets, including ‘security’ and ‘utility’ tokens and virtual currencies on the INX Trading platform. However, such processes, rules and procedures remain subject to our further development of the INX Trading platform infrastructure. We also plan to incorporate another U.S. subsidiary that will register as a designated contract market and swap execution facility.

We may fail to qualify for registrations under any of these authorities or we may be required to alter our business model as currently contemplated in order to meet the requirements of these regulatory authorities. Either of these results would have a broad impact on us and could have a material adverse effect on our businesses, financial condition, results operations and prospects and, as a result, investors could lose all or most of their investment.

Because cash distributions to the INX Token holders are dependent on our cash flow, our failure to develop the INX Trading platform, failure of the INX Trading platform to gain acceptance, or failure of the INX Trading platform to gain regulatory approvals would prevent us from paying any distribution to the INX Token holders. Further, any of these failures would prevent INX Token holders from using INX Tokens as payment for transaction fees on the INX Trading platform or as collateral deposited with the INX Trading platform for short positions. Such adverse effects would impact the utility, liquidity, and the trading price of INX Tokens and potentially render INX Tokens worthless.

United States Securities and Exchange Commission July 11, 2018 Page 13	PRIVILEGED AND CONFIDENTIAL

We have further added the following underlined disclosure on page 19 of the “Risk Factors” section of the Registration Statement.

We may not receive regulatory approval in the various jurisdictions in which we plan to operate our businesses

We are seeking or we plan to seek registrations with the SEC, FINRA, CFTC and various other regulatory bodies both in the U.S. and in other countries. As of the date of this offering, one of our U.S. subsidiaries, INX Services, Inc., is currently in the process of completing a broker-dealer application and Form ATS. The Form ATS will include a description of the processes, rules and procedures that will govern the trading of different types of digital assets, including ‘security’ and ‘utility’ tokens and virtual currencies on the INX Trading platform. However, such processes, rules and procedures remain subject to our further development of the INX Trading platform infrastructure and our application with FINRA. We also plan to incorporate another U.S. subsidiary that will register as a designated contract market and swap execution facility with the CFTC.

If we fail to qualify for registrations under any of these authorities, we may be unable to execute our business plan as a provider of financial services. This would have a broad impact on us and could have a material adverse effect on our businesses, financial condition, results operations and prospects and, as a result, investors could lose all or most of their investment. In addition, any such action could also cause us significant reputational harm, which, in turn, could seriously harm the Company.

Firms in the financial services industry have experienced increased scrutiny in recent years. Such regulatory or other actions may lead to penalties, fines, disbarment and other sanctions which could place restrictions or limitations on our operations and otherwise have a material adverse effect on our businesses.

Our operations of business outside of the United States and our acceptance of currencies other than U.S. Dollar will subject us to currency risk, page 19.

14.	Your revised disclosure indicates that you will accept various currencies and digital assets as payment for the purchase of INX Tokens.

	●	Please disclose how you will hold the digital assets, if in hot wallets, where those wallets will be located and who will have access to those wallets or if in cold storage, where and how the private key(s) will be located and who will have access to them.

●

Since you may be acting as custodian for digital assets, please tell us whether you need to or intend to register with state or federal regulators, as well as the nature and status of the registration.

	●	Please disclose how you will determine the value of your cryptographic and other digital assets.

●	Please provide a detailed analysis of the status of the company under Section 3 of the Investment Company Act of 1940, including a discussion of any specific exemptions (or exclusions) that the company intends to rely on.

Response: The Company does not intend to act as a custodian for digital assets received as payment for INX Tokens in the Offering. Prior to the Company achieving the minimum offering requirement of $5,000,000, Bitcoin or Ether received as payment for INX Tokens in the Offering will be sold at the market in exchange for US Dollars, which will be held in a segregated bank account in accordance with Exchange Act Rule 15c2-4(b). Digital assets received as payment for (i) purchases of INX Tokens after the minimum offering threshold has been achieved, or (ii) transaction fees on the INX Trading platform, may be held in hot or cold wallets at management’s discretion.

Access to such wallets will be granted to certain of our officers and key people. Transfer of digital assets from such wallets will require a minimum of two authorized signatures. The private keys will be located in different geographic locations and accessible by different people in order to maintain security.

United States Securities and Exchange Commission July 11, 2018 Page 14	PRIVILEGED AND CONFIDENTIAL

In response to the Staff’s comment, we have added the following underlined disclosure on page 19 of the “Risk Factors” section of the Registration Statement:

We will accept certain cryptocurrencies as payment for the purchase of INX Tokens and fees for services. Our holding of these cryptocurrencies will subject us to risks due to fluctuations in the value of these cryptocurrencies.

Cryptocurrencies received as payment for the purchase of INX Tokens and fees for services will be held as investments until sold. Proceeds from the sale of such investments in cryptocurrencies will be dependent on the US dollar trading value for the respective cryptocurrency based on the relevant market or markets for that cryptocurrency. Decreases in the trading value of a cryptocurrency while it is held by the Company will result in a decrease in the operating results of the Company.

The Company will primarily be a holding company for subsidiaries that the Company believes will be exempted from the status of an “investment company” under Section 3(c)(2) of the Investment Company Act of 1940 (the “ICA”). Accordingly, for the reason laid out below, the Company believes that it will not have the characteristics of an investment company under the ICA.

INX Trading will be operated through the Company’s subsidiaries: (i) INX Services, Inc., which the Company is in the process of registering as a broker-dealer and an alternative trading system; (ii) INX DCM, Inc., which the Company plans to incorporate in Delaware to act as a designated contract market and swap execution facility; and (iii) INX GIB Ltd., which the Company plans to incorporate in Gibraltar as a private company limited by shares to offer the Company’s services and products to the European market. The Company’s subsidiaries are exempted from consideration as investment companies under Section 3(c)(2)(A) of the ICA as they are engaged in the business of selling securities to customers, acting as broker, and/or acting as market intermediaries, whose gross income normally is derived principally from such business and related activities.

The ICA defines “investment company” under Section 3(a)(1) of the ICA as any issuer which “(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; (B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or (C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” Preliminarily, we note the Company clearly will not be in the business of issuing face amount certificates of the installment type and therefore will not be an investment company under clause (B) of the Section 3(a)(1) definition.

United States Securities and Exchange Commission July 11, 2018 Page 15	PRIVILEGED AND CONFIDENTIAL

The Company, (INX Limited), considered on an unconsolidated basis as a holding company, does not meet the investment company test set forth in Section 3(a)(1)(A) of the ICA because it is not “primarily, in the business of investment, reinvesting or trading in securities.” Company is a holding company with few assets, which consists of cash, the stock of its subsidiaries, and certain intellectual property. No investment, reinvesting or trading in securities is expected to occur at the Company level but rather primarily all of the business will occur at the subsidiary level. Although each of the subsidiaries may be characterized as primarily in the business of investing, reinvesting or trading in securities, the Company believes that each subsidiary will qualify for the exemption from investment company status provided by ICA Section 3(c)(2). At the holding company level, however, the Company expects to be engaged in supervising and coordinating the activities of its subsidiaries and to hold (in addition to the stock of its subsidiaries) only office facilities, cash assets and certain intellectual property rights that will be utilized by the subsidiaries. Furthermore, if the Company’s business was considered to be integrated with the businesses of its subsidiaries, the Company itself would be considered to qualify for the exemption from investment company status provided by Section 3(c)(2).

Clause (C) of the definition covers companies that are “in the business” (as opposed to “primarily in the business”) of “owning or holding” (in addition to “investing, reinvesting or trading”) in securities. The Company will concededly be in the business of “owning or holding” the securities of its subsidiaries. However, Company also does not meet the investment company test set forth in clause (C) of the definition because it’s ownership of investment securities represents less than 40% of its total assets; in fact, Company is not expected to own any investment securities. Because the Company’s subsidiaries will be “majority” (indeed, wholly) owned and those subsidiaries, as entities qualifying to use the ICA Section 3(c)(2) exemption, will neither be investment companies nor relying on the exemptions provided by ICA Section 3(c)(1) or 3(c)(7) (the so-called “private investment company” exemptions), the subsidiaries’ securities will not be “investment securities” of the Company. Accordingly, since the Company’s other assets will, as noted above, consist of operating assets, cash and intellectual property, the Company submits that it clearly will not be an investment company under Clause (C). In this connection, we note that pending deployment in the development of the subsidiaries’ INX Trading businesses (including as reserves required for regulatory purposes), the Company intends that the proceeds of the Offering will be held [in bank accounts and money market funds constituting “cash assets” (as the term “cash assets” is used in ICA Section 3(a)(1)(C)).

As part of its business model, Company has created 200,000,000 INX Tokens. 130,000,000 of which are expected to be offered and sold pursuant to the Registration Statement. As part of the INX Trading platform, INX Token holders will be able to use the INX Token to pay INX Trading platform transaction fees or to post collateral on the INX Trading platform. In addition, the Company plans to maintain a capital reserve and liquidity fund of up to 100 million INX Tokens, consisting initially of 35 million INX Tokens created but not previously sold by the Company to the public plus 20% of the INX Tokens received by the Company as payment of transaction fees. As reflected in the financial statements of Company, these unissued INX Tokens held in reserve are not considered assets of Company as they are analogous to securities that are authorized but unissued.

Dilution, page 29

15.	We note your revision in response to comment 7. Please also disclose dilution in the event that you only sell the minimum number of tokens.

Response: We respectfully acknowledge the Staff’s comment. We note that the table outlining the differences between existing INX Token holders and the investors purchasing under this offering (shown on page 30 of the Registration Statement) will be completed once we have completed the pricing of the Offering. We note the dilution in the event that we only sell the minimum number of tokens remains dependent upon the price at which INX Tokens are offered.

Business, page 34

16.	We note your responses to comments 14, 17, 22, and 35 through 38. Please describe the material aspects of the market structure of your platform. For example:

●	Disclose how the ATS will bring together the orders of multiple buyers and sellers in securities, and the facilities or procedures governing trading on the ATS. Alternatively, if the platform will not operate as an ATS (e.g., a single-dealer system), disclose how it will operate.

●	Substantiate your disclosure on page 38 that you will “help improve market liquidity.” For example, will your broker-dealer operator or an affiliate of the broker-dealer operator trade in the ATS? Do you have any agreements with a liquidity provider to make markets in any securities?

United States Securities and Exchange Commission July 11, 2018 Page 16	PRIVILEGED AND CONFIDENTIAL

●	Disclose, if true, that you will treat all platform subscribers the same. If not, how would you differentiate among subscribers?

Response:  The Company is developing an order book platform with a matching engine solution to facilitate the trading of different types of blockchain assets and fiat currencies. Similar to the current environment for trading in stocks through brokerage accounts, trades will be matched through the INX Trading platform and recorded through credits and debits to the balances of individual INX Brokerage Accounts (f/k/a Trading Accounts) held at INX Services. Please see our response to your Comment #10.

The procedures governing the ATS will be more fully described in Exhibit F of INX Services’ Form ATS, which we intend to submit to the SEC in 2018.

We respectfully acknowledge the Staff’s comment. Our rules will be designed so that orders are matched on each order book based on the same priority standard (e.g. price-time priority) to ensure that one subscriber to the platform is not given preferential treatment in the execution of trades, regardless of the services utilized by such customer.

As stated in our response to your Comment #9, we have removed the last sentence of the “Our Robust Technology” section on pages 5 and 39 of the Registration Statement. As noted on pages 5 and 39, neither the Company nor any affiliate of the Company will engage in proprietary trading on the INX Trading platform and will not act as a market maker. The Company does not currently have any agreements with liquidity providers to make markets in any blockchain assets, but intends to enter into such agreements in the future.

17.	We note your response to comment 37. Please advise how you intend to comply with Rule 301(b)(11) of Regulation ATS, which states that an ATS shall not use in its name the word “exchange,” or derivations of the word “exchange,” such as the term “stock market.”

Response: The name of the ATS will be “INX Trading.” References to “the INX Exchange” have been updated accordingly throughout the Registration Statement.

Phases of Development, page 39

18.	Please expand your disclosure here to identify which phase(s) of development you may be able to achieve if you only raise the minimum offering amount.

Response: In response to the Staff’s comment, we have added the following underlined disclosure on page 40 of the “Phases of Development” section of the Registration Statement:

We expect that we will incur approximately $9 million of expenses to complete these three phases of development. The Company anticipates that the net proceeds to the Company of a fully subscribed offering, after total offering expenses, will exceed $18 million. Because the Offering is being made subject to a minimum offering amount of $5,000,000, the Company may close on committed purchases without obtaining funds for all purposes set forth below. In the event that the Company raises only the minimum of $5,000,000 in the Offering, the Company will be able to finalize Phases 1A & 1B as described above.

Our Development Plan

Phases of Development, page 39

19.	Please revise your disclosure to identify the specific timing and estimated costs for, and current status of, your regulatory approvals and applications. Please also clarify which of the five categories of the use of net proceeds accounts for these registration and regulatory compliance costs and, if material, delineate individual costs (e.g. ATS registration).

Response: In response to the Staff’s comment, we have added the following underlined disclosure on page 40 of the “Phases of Development” section of the Registration Statement:

United States Securities and Exchange Commission July 11, 2018 Page 17	PRIVILEGED AND CONFIDENTIAL

Phases of Development

We expect the development of the INX Trading platform to occur in the following phases.

Phase 1A. During this phase, we intend to create a secure platform to permit ongoing trading in Bitcoin, Ether and fiat currencies in over the counter trading. We expect to introduce such services following our subsidiary’s registration as a broker-dealer with FINRA.

Phase 1B. During this phase, we intend to complete the development of our secure trading/matching engine which will have high frequency transaction capability and support a wide range of standard order types such as limit, stop, “fill or kill,” “all or nothing,” and “if done”. We also plan on developing API interface for broker-dealers, traders, and market makers. In this phase, we also plan to implement technology for our clearing operations which will support large scale, automated transactions. We expect to provide these services following registration as an alternative trading system with FINRA and the SEC.

Phase 1C. During this phase, we plan to introduce short and borrow transactions using physical delivery of blockchain assets. Customers will be able to borrow certain blockchain assets from fellow peers according to collateral requirements. This will allow customers to enter short orders on the platform with the INX Trading platform managing the position compared to the deposited collateral.

Development of the INX Trading platform is progressing and the Company is currently in the process of testing the trading capabilities of the platform. INX Services has submitted its Form BD to the SEC and FINRA, and is currently in the process of preparing the Form NMA which will be submitted to FINRA. We intend to submit the Form ATS to the SEC by the end of 2018. We expect to complete Phase 1 in the first half of 2019.

Phase 2. During this phase, we plan to allow additional blockchain assets, such as Ripple, Litecoin, and other protocol tokens, to trade on the INX Trading platform.

Phase 3. During this phase, which will occur after the establishment of the INX Trading platform, we plan to facilitate trading of derivatives (including futures, options, and swaps) on the INX Trading platform, following our successful registration with the CFTC as a designated contract market, in respect of futures and options, and as a swap execution facility, in respect of swaps.

We expect to complete Phase 3 in the second half of 2019, and to introduce these services following receipt of CFTC DCM/SEF approvals. We expect that we will incur approximately $9 million of expenses to complete these three phases of development.

The Company anticipates that the net proceeds to the Company of a fully subscribed offering, after total offering expenses, will exceed $18 million. Because the Offering is being made subject to a minimum offering amount of $5,000,000, the Company may close on committed purchases without obtaining funds for all purposes set forth below. In the event that the Company raises only the minimum of $5,000,000 in the Offering, the Company will be able to finalize Phases 1A & 1B as described above. The Company plans to use net proceeds from this offering approximately as follows:

Use	$5 Million	$9 Million	$18 Million(1)
Research & Development	$1,650,000	$2,200,000	$2,200,000
Sales & Marketing	$1,100,000	$3,300,000	$3,300,000
Regulatory and Legal	$1,500,000	$2,000,000	$2,500,000
Admin & Payroll	$750,000	$1,500,000	$1,500,000
Year 2 Development	$0	$0	$8,500,000
TOTAL	$5,000,000	$9,000,000	$18,000,000

(1)	We currently plan that at least 80% of the net proceeds from this offering in excess of $18 million will be used to fund the Cash Reserve Fund. The remaining amount will be used for working capital.

United States Securities and Exchange Commission July 11, 2018 Page 18	PRIVILEGED AND CONFIDENTIAL

Material Agreements

A-Labs Finance and Advisory Ltd. (“A-Labs”), page 42

20.	You disclose that A-Labs will receive among other things, a $500,000 cash payment “payable upon completion of an offering under which the Company has raised from U.S. persons not less than $10,000,000.” [emphasis added] You also disclose that with respect to services in the U.S. or any U.S. person, A-Labs will provide only advisory services. Please expand your disclosure to materially describe these advisory services.

Response:  The Registration Statement has been amended on p. 44 to expand our disclosure to materially describe the advisory services to be performed by A-Labs in the U.S.

Principal Shareholders, page 60

21.	We note your response to comment 43. Please respond to the following:

	●	Supplementally provide us with detailed journal entries for each example of where you have determined a counterparty is acting in the capacity of a founder, a service provider or an investor in exchange for INX tokens.

	●	Tell us the specific criteria you use to differentiate your determination between counterparties acting in the capacity of founders, service providers and investors. Further, tell us whether there are cases in which the same counterparty has been designated to have acted in the capacity of more than one role and address the specific characteristics on which you rely to classify issuance of INX tokens for each capacity.

	●	Tell us how your determination changes when the counterparty is a related party.

We continue to evaluate your response to comment 43 and may have further comments.

Response: The fair values of the Tokens and of the Ordinary shares in each of the transactions described in this response were determined by management and the board of directors based on a valuation which included an underlying comparison of the shareholder’s and INX Token holder’s participation rights in the Adjusted Operating Cash Flow (i.e. 80% for the shareholders and 20% for the Token holders). See response to comment #40 and #41 for further details.

(USD in thousands, except number of shares and Tokens):

	Cash Consideration		Shares		Convertible loan		Tokens
Counterparty	Received through December 31, 2017	Receivable on account of shares as of December 31, 2017	Number	Fair value	Fair value of liability component of loan	Conversion option – residual value	Number	Fair value
Shy Datika	467	75	3,356,666	527			9,435,939	15
A-Labs	25	20	1,120,000	175			4,550,000	6
Jonathan Azeroual		8	377,500	59			750,000	1
Benjamin Engel		1	31,500	5			100,000	(**)-
Mark Finnelli		1	31,500	5			100,000	(**)-
Maia Naor	50	-	-	-	32	16	937,499	2
Yaniv Segev	47	-	-	-	30	15	876,562	2
Ayelet Horn	-	-	-	-	-	-	876,562	2

(*) The closing of the Ayelet Horn agreement took place in January 2018.

(**) Represents an amount less than $1 thousand

United States Securities and Exchange Commission July 11, 2018 Page 19	PRIVILEGED AND CONFIDENTIAL

Details of the journal entries (USD in thousands):

Shy Datika - Founder
Transaction included:
Shares	527	3,356,666 Ordinary shares with fair value of 0.16 per share (See response to comment 40)
INX Tokens	15	9,435,939 INX Tokens with fair value of 0.0016 per token (See response to comment 40)
Total value	541

Cash and receivables from Mr. Datika	541
Compensation expense	0

Journal entries
Debit - Cash	467
Debit - Receivable on account of shares (*)	75
Credit - INX Token liability	(15)
Credit - Share and Share premium	(527)

(*) Presented separately as an off-set from equity in the statements of changes in equity

Doron Cohen (A-Labs) – Service provider

Transaction included:
Shares	175	1,120,000 Ordinary shares with fair value of 0.16 per share (See response to comment 40)
INX Tokens	6	4,550,000 INX Tokens with fair value of 0.0016 per token (See response to comment 40)
Cash and receivable from A-Labs	(45)
	136
Upfront cash payment from Company to A-Labs for services to be provided	500

Total compensation expenses	636

Journal entry for the related expenses:
Debit - Receivable on account of shares (**)	20
Debit - Prepaid expenses	517
Debit - General and administrative expenses	119
Credit - INX Token liability	(6)
Credit - Share-based payment (Equity)	(175)
Credit - Cash	(475)

(**) Off-set directly against share premium in the statements of changes in equity

Maia Naor, Yaniv Segev, and Ayelet Horn (*) - Investors

Transaction included:
Loan - fair value	62	Convertible loans with face value of $78,609 dollars
Conversion option of convertible loan	31
INX Tokens	4	2,690,623 INX Tokens with fair value of 0.0016 per token (See response to comment 40)
Total value	97

Cash consideration	(97)
Compensation expense	0

Journal entries
Debit - Cash	97
Debit - Receivable on account of shares	(31)
Credit - INX Token liability	(4)
Credit - Share and Share premium	(62)

(*) The above Journal entries and the financial statements for the period ending December 31, 2017 do not include Ayelet Horn's Loan Agreement as the closing of the transaction took place in January 2018.

United States Securities and Exchange Commission July 11, 2018 Page 20	PRIVILEGED AND CONFIDENTIAL

Jonathan Azeroual, Benjamin Engel and Mark Finnelli – Service providers

Transaction included:
Shares	69	440,500 Ordinary shares with fair value of 0.16 per share (See response to comment 40)
INX Tokens	1	950,000 INX Tokens with fair value of 0.0016 per token (See response to comment 40)
Total value	71

Cash consideration	10
Rounding difference	(1)
Compensation expense	(60)

Journal entries
Debit - Compensation expenses (General and administrative)	60
Debit - Accounts receivable	1
Credit - INX Token liability	(1)
Credit - Share-based payment (Equity) – net of receivable of 10	(60)

The Registration Statement refers to these counterparties as founders, investors and service providers due to their differentiation for commercial business purposes. However, for financial reporting purposes, founders and investors are accounted for in the same manner, as more fully described below. The specific criteria used to differentiate our determination between counterparties acting in different capacities are as follows:

(i)	Founder – A founder is a counterparty who pursuant to an agreement with the Company makes an investment in cash in the Company upon the establishment of the Company (Mr. Datika and Mr. Cohen) and in consideration for such investment receives immediate ownership rights in the Ordinary shares and Tokens. In addition, the investment agreement has no vesting conditions that require the counterparty to perform any services for the Company in order to maintain ownership rights in the Ordinary shares and Tokens, nor any penalties relating to those ownership rights if services are not performed.

United States Securities and Exchange Commission July 11, 2018 Page 21	PRIVILEGED AND CONFIDENTIAL

(ii)	Service Provider – A service provider is a counterparty who has a defined role to provide a particular service to the Company and pursuant to an agreement with the Company is compensated, in whole or in part, with the issuance of Ordinary shares and/or Tokens.

(iii)	Investor – An investor is a counterparty to whom, pursuant to an agreement, is issued debt and/or equity securities and/or Tokens at their fair value in consideration solely for a cash investment in the Company. The agreement does not include any stipulations that the counterparty is required to provide services to the Company nor are there any vesting conditions that are related to performance of services.

Mr. Datika is a founder and also the CEO of the Company. As described in our response letter dated April 12, 2018, the share purchase agreement with Mr. Datika dated September 26, 2017, included no service conditions nor vesting conditions, and ownership rights in the Ordinary shares and Tokens were transferred immediately to Mr. Datika. Accordingly, based on the weight of the aforementioned factors, we classified the issuance of Ordinary shares and Tokens to Mr. Datika in his role as a founder.

Mr. Cohen (through his controlled company, A-Labs) is a founder and service provider. As described in our response letter dated April 12, 2018, according to the agreement with the Company, the issuance of Ordinary shares to A-Labs was conditional on the provision of specified services. Although the Company received some cash consideration from A-Labs, the consideration received was substantially less than the fair value of the Ordinary shares (see details of the journal entry reflecting the issuance of Ordinary shares and Tokens to Mr. Cohen in response to the first bullet above). Accordingly, based on the weight of the aforementioned factors, we classified the excess of the fair value over the cash consideration received upon issuance of Ordinary shares and Tokens to Mr. Cohen to his role as a service provider.

Ms. Naor is a service provider (employee) and an investor. As described in our response letter dated April 12, 2018, the Company issued convertible debt and Tokens to Ms. Naor pursuant to an agreement that was substantially identical to convertible debt and Token agreements that were signed contemporaneously with two additional counterparties that are not service providers. In addition, the agreement with Ms. Naor did not include any service or vesting conditions. Accordingly, based on the weight of the aforementioned factors, we classified the issuance of convertible debt and Tokens to Ms. Naor in her role as an investor (provider of finance).

A founder, service provider or investor can, under certain circumstances, each meet the definition of a related party, pursuant to IAS 24, Related Party Disclosures. As described in detail above, the nature of the relationship of each counterparty to the Company is a factor, but not the sole factor, that is considered in determining the capacity in which the counterparty is being issued Ordinary shares and Tokens of the Company.

For example, an external consultant may be granted options to acquire shares of the Company in consideration for services to be provided by the consultant to the Company. Those options would be accounted for as share-based compensation under IFRS 2. If the external consultant was also a significant investor in the Company such that the investor met the definition of a related party under IAS 24, the accounting treatment of the aforementioned options as share-based compensation would be the same, based on the nature of the transaction that gives rise to the granting of options.

United States Securities and Exchange Commission July 11, 2018 Page 22	PRIVILEGED AND CONFIDENTIAL

Description of INX Tokens

Technical Features, page 72

22.	Your revised disclosure suggests that certain attributes of the tokens may represent terms and conditions determined by the INX Exchange in its sole discretion. It is also unclear whether you could or would implement changes to the attributes of the tokens during the offering period.

●

Since you are ineligible to conduct a delayed offering at this time, the terms of the tokens must be defined at the time the registration statement is declared effective. As such, please further revise your disclosure to provide context to your statements.

●

To the extent that you intend to make material changes to the attributes of then outstanding tokens, please disclose this fact and describe how the changes will be communicated to the outstanding token holders. Please also discuss whether the nature and the extent of the changes will be determined solely at your discretion. In addition, please tell us what consideration you have given as to whether any material changes could result in a potential mandatory exchange of outstanding tokens for a new security and how such exchange would be made.

	●	Please tell us whether material modifications to the terms of the tokens could result in a new security, and if so, how you will comply with any registration obligations.

Response: We respectfully acknowledge the Staff’s comment. The Company will define the material attributes of INX Tokens prior to the Offering and will not make any material changes to the attributes of INX Tokens during the offering period or any period thereafter. These terms will include a minimum ten percent (10%) discount for payment of transaction fees on the INX Trading platform as compared to fees paid using other currencies. The Company, from time to time in its sole discretion, may offer promotional incentives such as a greater discount compared to other forms of payment for transaction fees. In no case however, will the discount right included in the INX Token be less than the defined ten percent (10%) amount.

23.	Your revised disclosure indicates that the Company plans to engage a third party service provider to conduct an audit of the functionality and security of the INX Token. Please disclose how frequently and when such audit will be conducted and whether the results of the audit will be made publicly available, if material.

Response: The Company will have a third party auditor conduct an audit of the INX Token before the Offering. We intend to have an audit on the various components of the INX Token performed at least annually. We do not currently intend to make the results of such audits publicly available, unless doing so is required under applicable reporting standards or as required by applicable law.

The INX Token Blockchain, page 72

24.	Please expand disclosure to explain how information regarding individual holdings will be shared with each investor, describing also the nature of an INX Exchange account. Please also disclose what information will be made available to the public via the INX Exchange website.

Response: The holdings of each investor whose assets are traded on the INX Trading platform will be presented through a user interface provided to holders of INX Brokerage Accounts with INX Services. An INX Brokerage Account will provide the customer with information similar to brokerage accounts for securities.

United States Securities and Exchange Commission July 11, 2018 Page 23	PRIVILEGED AND CONFIDENTIAL

The INX Token Distributed Ledger, page 73

25.	At the end of page 73 you disclose that the company will generate keys as necessary to record transactions on the INX Registry and that those keys will be stored with the company. Please explain how these keys will be stored, how such keys will be used for authentication if the Company holds them, and how you intend to maintain the security of the keys.

Response: As stated in our response to your Comment #2, INX Tokens may be held in Ethereum wallets outside the sole control of the Company or its subsidiary, INX Services. Thus, individuals will hold the keys to their personal wallets, which keys will allow them to record transactions on the INX Token Distributed Ledger.

Participation Right in Adjusted Operating Cash Flow, page 74

26.	Please clarify the operation of annual payments from your Adjusted Operating Cash Flow. For example:

●	Please disclose whether INX Tokens used as payment of transaction fees will be excluded from the pro-rata calculation, as your disclosure and response to comment 15, suggest, such that other holders of INX Tokens will receive large payments from your Adjusted Operating Cash Flow as a result, or whether the Adjusted Operating Cash Flow payment amount will be reduced proportionally to account for the distribution amounts that such INX Tokens would have otherwise received.

●	Please clarify whether INX Tokens will be tradeable in the period between March 31 and April 30 of each calendar year and, if so, how this will or will not impact such payments.

●	Please explain if INX Tokens posted as collateral on the measurement date would entitle holders to annual distributions (if not subsequently forfeited as a part of that transaction).

●	Please clarify the mechanics of the any payments related to the participation right by answering the following:
○	Will the board first declare that the participation right will be paid?
○	Will the participation right be in the form of a dividend?
○	Once declared, does the board have discretion to pay the participation right in part?
○	If the board declares payment of the participation right, but payment does not occur or it is not paid out in full, will there be an accrual on the unpaid amount?

Response: INX Tokens used as payment of transaction fees incurred on the INX Trading platform will be excluded from the pro rata calculation of the Adjusted Operating Cash Flow distribution, such that other holders of INX Tokens will receive larger payments as a result.

INX Tokens will be tradeable in the period between March 31 and April 30. A buyer will not receive the Adjusted Operating Cash Flow distribution payable on April 30 if the INX was purchased on or after April 1. The owner of the INX Token on March 31 will be entitled to the distribution. This information will be included in the INX Token Purchase Agreement.

The owner of the INX Token that has been pledged as collateral is entitled to any distributions paid on an INX Token during the time that INX Token is pledged.

The amount of the distribution will be determined by the Board of Directors of the Company upon its approval of the annual financial statements.

The right to the distribution is a contractual obligation owed by the Company to the INX Token holders and therefore it is not a dividend. The directors do not intend to pay the distribution in part as to do so would be a breach of the INX Token Purchase Agreement. If the participation right is not paid or is partly paid, there will be an accrual equal to the unpaid amount; such failure to make full payment would also constitute a breach of the INX Token Purchase Agreement.

United States Securities and Exchange Commission July 11, 2018 Page 24	PRIVILEGED AND CONFIDENTIAL

We have updated disclosure throughout the Registration Statement as appropriate.

27.	Please disclose the material implications for how you calculate Adjusted Operating Cash Flow when determining the pro rata distribution to INX Token holders. For example, please address your decision to:

	●	Include cash flow from the sale and purchase of blockchain assets, which may or may not be securities under the Investment Company Act of 1940.

	●	Exclude cash received for interest and income taxes during the prior calendar year, and whether you plan to receive a material amount of interest.

	●	Include cash paid for interest and income taxes, and whether you plan to issue debt to finance your operations.

Response: As discussed in our response to the third bullet of your Comment #30, the resale of INX Tokens that are received as payment for services and INX Tokens that may be resold from the capital reserve and liquidity fund will be accounted for as a financing activity for purposes of the cash flow statement. Furthermore, in respect of blockchain assets that are received as payment for services and subsequently resold by the Company, the resale of the blockchain assets will be accounted for as an investment activity for purposes of the cash flow statement. The Company believes that since the Tokens and the blockchain assets the Company is receiving are payments for its revenue-producing activities, the cash flows from the sale of those INX Tokens (excluding any cash proceeds from an Initial Sale by the Company of an INX Token) and blockchain assets should be included for the purpose of calculating the cash flows from Adjusted Operating Cash Flow from which an INX Token holder is entitled to receive a pro rata portion.

The definition of Adjusted Operating Cash Flow has been revised to eliminate adjustments for cash received and cash paid for interest and income taxes.

28.	You disclose that a token holder’s pro rata portion of the Adjusted Operating Cash Flow will be distributed by crediting the INX Token holder’s “account on the INX Exchange.” Please specifically state whether the credits will be in US dollars, any other fiat currency, or in INX Tokens. If the latter, prominently disclose this fact in the summary of the offering terms, and ensure that Risk Factor disclose highlights the risk that an INX Token holder may never be able to monetize its investment.

Response:  To the extent that bank account information has been provided to the Company, an INX Token holder’s pro rata portion of the Adjusted Operating Cash Flow will be paid in U.S. Dollars to an INX Token holder’s bank account. If the INX Token holder has not provided a bank account to the Company or an INX Token holder so elects, the INX Token holder will receive the pro rata portion of the Adjusted Operating Cash Flow in Ether that will be transferred to the INX Token holders’ wallet recorded on the INX Token Distributed Ledger. If INX Tokens are held by a broker-dealer or are otherwise held in “street name,” the pro rata portion of the Adjusted Operating Cash Flow will be paid to the holder of the INX Token, as recorded in the INX Token Distributed Ledger, and not the beneficial owner.

Each INX Token holder’s right to the pro rata portion of the Adjusted Operating Cash Flow for any given year is subject to reduction in an amount equal to the banking fees and/or transactions fees required to be paid with respect to the transfer of funds or Ether to such holder. Thus, with respect to any year during which the amount to be distributed to an individual INX Token holder is less than the amount of such fees relating to such transfer, no distribution will be made to that individual INX Token holder.

We have updated disclosure throughout the Registration Statement, including the risk factors, as appropriate.

United States Securities and Exchange Commission July 11, 2018 Page 25	PRIVILEGED AND CONFIDENTIAL

29.	Further elaborate your statement that there “is no solvency condition regarding the distribution.” For example, will you continue to make distributions even when your operating results are insufficient to meet your general obligations? Please explain how your officers and directors would be complying with their fiduciary duties under those circumstances.

Response: The participation right is a contractual obligation owed by the Company to the INX Token holders similar to any other debtor-creditor relationship. In this regard, we are of the view that the directors of the Company would not be breaching their fiduciary duty under Gibraltar law in continuing to make distributions. The payment is not classified as a dividend and, furthermore, the calculation and mechanism of the payment is clearly set out in the INX Token Purchase Agreement.

Capital Reserve and Liquidity Fund…, page 75

30.	We note your response to comment 54. Please respond to the following:

	●	Provide us with detailed journal entry examples for the establishment, maintenance and relief of the intended capital reserve and liquidity fund.

	●	Supplementally provide us with your analysis explicitly linking each step to authoritative accounting literature or guidance supporting your determination for how you will account for the INX Tokens that establish and maintain the capital reserve and liquidity fund.

	●	Address how activity within the capital reserve and liquidity fund will be reflected on the statement of cash flows.

We continue to evaluate your response to comment 54 and may have further comments.

Response: The following are detailed journal entry examples for the establishment, maintenance and relief of the intended capital reserve and liquidity fund:

Capital reserve and liquidity fund:

	Number of INX Tokens (In thousands)	Token Liability Amount (USD in thousands)
(1) Establishment of fund
35 million unissued INX Tokens	35,000	-
The unissued INX Tokens have no carrying amount in the accounts of the Company and no journal entry will be recorded

(2) INX Tokens received from Token holders for payment of transaction services on INX platform amounting to $1.5 million
Assume 1 million tokens at a total fair value of $1.5 million

Journal entry
Debit: INX Token liability - $1,500,000
Credit: Revenue - $1,500,000		$(1,500)
Derecognition of INX Token liability and recognition of revenue from transaction services

Assuming 20% of the INX Tokens are added to the reserve fund	200	-

(3) Issuance of 300,000 INX Tokens from the fund for total cash consideration of $600,000
Journal entry:
Debit: Cash - $600,000
Credit: INX Token liability - $600,000		$600

Release of fund	(300)	-
Total	34,900	$(900)

United States Securities and Exchange Commission July 11, 2018 Page 26	PRIVILEGED AND CONFIDENTIAL

As described in our response letter dated April 12, 2018, the capital and reserve fund will initially be comprised of unissued Tokens.

In determining the accounting treatment for unissued Tokens and continuing the analogy to the issue of a series of debt instruments as discussed in our response letter dated April 12, 2018, the Company is relying on

IAS 39.14 which states as follows:

“An entity shall recognise a financial asset or a financial liability in its statement of financial position when, and only when, the entity becomes a party to the contractual provisions of the instrument.”

Further accounting guidance appears in IAS 39.AG35 which states, in part, as follows:

“The following are examples of applying the principle in paragraph 14:

(a)	Unconditional receivables and payables are recognised as assets or liabilities when the entity becomes a party to the contract and, as consequence, has a legal right to receive or a legal obligation to pay cash.”

As the Tokens initially comprising the capital and reserve fund are unissued (i.e Initial Sale has not yet occurred), the Company has no contractual nor any legal obligation to pay anything in respect of these Tokens. Accordingly, these Tokens should not be recognized as liabilities and therefore will have no carrying amount in the accounts of the Company and no journal entry will be recorded in the accounts of the Company in respect of unissued Tokens.

As described in our response letter dated April 12, 2018, the Company plans to contribute additional Tokens to the capital and reserve fund. These Tokens will come from Tokens received by the Company as payment by Token holders for transaction fees incurred for trading on the exchange.

In determining the accounting treatment for these Tokens used as payment for transaction fees, the Company is relying on IAS 39.39 which states as follows:

“An entity shall remove a financial liability (or part of a financial liability) from its statement of financial position when, and only when, it is extinguished – ie when the obligation specified in the contract is discharged or cancelled or expires.”

Further accounting guidance appears in IAS 39.AG57 which states, in part, as follows:

A financial liability (or part of it) is extinguished when the debtor either:

(a)	discharges the liability (or part of it) by paying the creditor, normally with cash, other financial assets, goods or services;…”

As these Tokens are being used by the Token holders (creditor) as payment for transaction services on the exchange provided by the Company (debtor), then the Company is discharging the liability for these Tokens that was initially recorded upon their issuance by paying the Token holders with services. Accordingly, the portion of the liability relating to these Tokens is derecognized, and therefore they will have no carrying amount in the accounts of the Company.

United States Securities and Exchange Commission July 11, 2018 Page 27	PRIVILEGED AND CONFIDENTIAL

It should be noted that even if the Company intends to reissue these Tokens in the future, that has no effect on the above accounting treatment. This is in accordance with IAS 39.AG58 which states as follows:

“If an issuer of a debt instrument repurchases that instrument, the debt is extinguished even if the issuer is a market maker in that instrument or intends to resell it in the near term.”

Upon the issuance of Tokens from the capital and reserve fund and receipt of consideration, the Company then becomes obligated to the Token holders. Accordingly, the Company will recognize a liability in accordance with the guidance for initial recognition of a liability in IAS 39.14 and AG 35, as discussed above.

The Tokens received by the Company as payment for transaction services (resulting in derecognition of a portion of the Token liability) will be presented as non-cash transactions in the statement of cash flows.

The issuance of Tokens from the capital and reserve fund in consideration for cash will be presented as cash flow from financing activity in the statement of cash flows.

Trading and Secondary Market for INX Tokens, page 76

31.	Please describe in detail how the Purchasing Account and the Trading Account will function and interact. For example, will the Trading Accounts be tracked on a separate distributed ledger? Since you control the data entry into the INX Registry which records the ownership of INX Tokens, how and who will perform these functions as they relate to the Trade Accounts? In addition, if a participant in your INX Exchange can create a Trade Account without being required to be an INX Token holder, how those participants can transfer assets on their Trade Accounts to execute transactions on your platform?

Response: For purposes of the Offering, the Company will make available a web-based portal where potential investors may apply for an online account to be used for the purchase of INX Tokens in this Offering (a “Purchasing Account”). The purchaser must elect that its INX Tokens be (i) transferred from the Purchasing Account to an Ethereum wallet designated by the purchaser (which may be a private wallet of the purchaser or a wallet held by a broker-dealer or similar intermediary which is included in the Whitelist Database, and which will hold INX Tokens on the purchaser’s behalf), or (ii) upon the launch of the INX Trading platform, migrated from the Purchasing Account to an INX Brokerage Account to be established by the purchaser. Based upon the purchaser’s election, the INX Tokens will be transferred from the purchaser’s Purchasing Account to the wallet so designated by the purchaser, which will be credited with the deposit.

As stated in our response to your Comments #2 and #10, the INX Brokerage Account (f/k/a the Trading Account) will be a brokerage account with INX Services. Subject to KYC/AML compliance, clients of INX Services may deposit assets, including blockchain assets such as INX Tokens, with INX Services and such deposits will be reflected in the applicable INX Brokerage Account. Once good funds are in an INX Brokerage Account, an account holder may trade such assets and INX Services will simultaneously debit/credit the accounts of the buyer and seller to settle trades. This happens on INX Services’ private and centralized database. All orders routed to the INX Trading platform must originate from an INX Brokerage Account.

United States Securities and Exchange Commission July 11, 2018 Page 28	PRIVILEGED AND CONFIDENTIAL

Use of INX Brokerage Accounts is not limited to owners of INX Tokens. Individuals or institutions who wish to participate on the INX Trading platform can create INX Brokerage Accounts, deposit funds and blockchain assets and engage in trading and management of those assets on the INX Trading platform despite not owning any INX Tokens.

INX Brokerage Accounts are not tracked on a separate distributed ledger. The balances recorded in an INX Brokerage Account will be maintained by INX Services.

We refer to our response to your Comment #10 for additional details regarding the use of INX Brokerage Accounts and the INX Trading platform.

Tokens Eligible for Future Sale

Original Token Issuance, page 77

32.	We note your response to comment 4. Please explain how the 17,626,562 currently outstanding INX Tokens were issued since your web-based portal and online account appear to have been under development at that time. In addition, we note that through this amendment, you made significant changes to the terms of the INX Tokens being offered pursuant to this registration statement. Please disclose whether the currently outstanding INX Tokens constitute different securities from the tokens being registered in this offering.

Response:  The 17,626,562 currently outstanding INX Tokens are being held by the Company on behalf of the owners of such INX Tokens. The outstanding INX Tokens do not constitute a separate security from the INX Tokens being registered in the Offering. The holders of the outstanding INX Tokens purchased such INX Tokens from the Company but the subscription agreements did not define the rights or terms of the INX Tokens, but instead allowed the Company to determine and change the terms of the INX Tokens prior to their delivery to the purchasers. It was understood that the terms of the issued tokens could change prior to their delivery to the purchasers and therefore the modifications made to the terms of the outstanding tokens has not resulted in a new security.

Plan of Distribution, page 81

33.	We note your response to comment 3. For transactions in the INX Tokens, please describe how settlement finality would be defined and achieved.

Response: Settlement finality of the INX Tokens will occur on the basis of a single data entry, the recording of the public wallet address of the new holder on the INX Token Distributed Ledger. We refer to our response to your Comment #2 for additional details regarding recording transfers of INX Tokens.

With regard to INX Tokens that are traded on the INX Trading platform, settlement finality will occur after INX Services receives execution details from the INX Trading platform and subsequently fills each respective open order and debits and credits the INX Brokerage Account of the buyer and seller. This will occur pursuant to terms and conditions outlined in an INX Services brokerage agreement. We refer to our response to your Comment #10 for additional details regarding the INX Trading platform.

United States Securities and Exchange Commission July 11, 2018 Page 29	PRIVILEGED AND CONFIDENTIAL

34.	We note your revisions in response to comment 48 that in order to purchase tokens, investors must first apply for a Purchasing Account and complete certain KYC/AML procedures which must then be reviewed and accepted or rejected by you in a process that you estimate “will take up to 30 days.” We further note that investors must also execute an INX Token Purchase Agreement for a certain quantity of INX tokens after setting up a Purchasing Account which will also be reviewed and may be rejected by you at your discretion. Accordingly, please explain how this offering complies with Securities Act Rule 415(a)(ix)’s requirement that a continuous offering must commence “promptly” considering that you are ineligible to make this offering on a delayed basis.

Response: While Securities Act Rule 415(a)(1)(ix) requires that a continuous offering must commence promptly, it does not state that sales must occur promptly for commencement to occur. The Company’s present intention is to begin offering securities upon the time of commencement of the Offering, and therefore the Offering is compliant with Rule 415(a)(ix)’s requirements.

35.	Please disclose whether sales will be made continuously after your minimum offering amount is reached or whether you intend to conduct a series of closings and, if so, at what intervals. Please also state that any rejected subscription will be returned “promptly.”

Response: In response to the Staff’s comment, we have added the disclosure on page 83 of the “Plan of Distribution” section of the Registration Statement to state that sales will be made continuously after the minimum offering amount is reached and that any rejected subscription will be returned promptly.

36.	We note your response to comment 58. It appears that at least some of your officers and directors are ineligible to rely on Exchange Act 3a4-1’s non-exclusive safe harbor as their bonuses “are based [on] the sale of a certain amount of Tokens in the offering” and thereby are being indirectly compensated in connection with their participation in this offering. Please advise whether you intend to rely on a different safe harbor or whether these insiders will be registered as broker-dealers pursuant to Section 15(a)(1) of the Exchange Act.

Response: The terms of the agreements with the relevant directors and officers of the Company have been revised to eliminate the payment of compensation (including bonuses) contingent upon the sale of a certain amount of INX Tokens in the Offering; instead, these payments will be made on the date which is six (6) months from the date the Registration Statement is declared effective by the Commission.

37.	We note that “[p]ursuant to the A-Labs Engagement Agreement, A-Labs will receive…(ii) a grant of 4,550,000 INX Tokens, subject to a repurchase option by the Company, under which the Company is entitled to repurchase INX Tokens for $0.01 per Token…. The Company’s INX Token repurchase option shall lapse immediately after the consummation of an offering raising not less than $10,000,000 from third parties on or prior to September 26, 2018.” Regulation M, subject to certain exceptions, prohibits any distribution participant (i.e., underwriters, brokers, dealers, or other persons who have agreed to participate or are participating in a distribution of securities) and its “affiliated purchasers” from bidding for, purchasing, or attempting to induce any person to bid for or purchase, any security that is the subject of a distribution until after the applicable restricted period, except as specifically permitted in Rule 101, and issuers, selling security holders, and any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder, except as specifically permitted in Rule 102. Please explain how you intend to comply with Regulation M.

Response: The Company has unilaterally waived its right to exercise the INX Token repurchase option during the applicable restricted period. If the Company elects to exercise the repurchase option prior to the commencement of an offering of INX Tokens pursuant to the Registration Statement, the Company will not request effectiveness of the Registration Statement for at least five business days after the completion of the repurchase.

United States Securities and Exchange Commission July 11, 2018 Page 30	PRIVILEGED AND CONFIDENTIAL

38.	We note that your offering is now subject to a minimum offering amount of $5 million. To the extent that you engage the services of broker-dealers at any time prior to the termination of this offering (refer to footnote (2) disclosure on the prospectus cover page), please note that your disclosure must reflect compliance with Exchange Act Rule 15c2-4(b) related to the custody of payments in an offering conducted on an “all or none” basis. In addition, please ensure that the “Investor Account” is consistently defined throughout the filing as the “Company’s segregated bank account.” Otherwise, please advise.

Response: We respectfully acknowledge the Staff’s comment. To the extent that the Company engages the services of broker-dealers at any time prior to the termination of the Offering, the Company intends to confirm, via an underwriting agreement, that such broker-dealer will comply with the terms of Exchange Act Rule 15c2-4(b). The Company will comply with all disclosure requirements applicable to such engagement.

In response to the Staff’s comment, we have made appropriate revisions to the disclosure in the Registration Statement.

39.	Please disclose whether you or your affiliates, including any broker-dealers you engage, or any other party involved in marketing the securities, reserves the right to purchase securities to meet the minimum contingency. If so, please disclose the amount of securities that may be purchased, and include a statement that such persons are purchasing the securities for investment and not for resale. If such amounts would represent a material portion of the minimum offering requirement, please update relevant risk factor disclosure to highlight this fact and the resulting risks.

Response: Purchases of INX Tokens by our directors, officers, advisors and any of our other affiliates will not count toward meeting the minimum offering contingency. In response to the Staff’s comment, we have added the following underlined disclosure on page 83 of the “Plan of Distribution” section of the Registration Statement:

Minimum Offering Requirement and Closing

The Company will not sell and will not transfer any INX Tokens until the proceeds from committed purchases of INX Tokens exceeds $5,000,000, which the Company has set as a minimum offering requirement for this Offering. Pending satisfaction of the minimum offering requirement, all subscription payments will be held in the Segregated Offering Account. If the Company does not meet the minimum offering requirement within one year from the effective date of the Form F-1 (or such shorter period as may be determined by the Company in its sole discretion), the Company will promptly return all funds in the Segregated Offering Account without interest thereon or deduction therefrom, and the Company will terminate this Offering.

The purchase of INX Tokens in the Offering by our directors, officers, advisors and any of our affiliates, including any broker-dealers we may engage, will not count towards satisfying the minimum offering requirement. There is no limit on the amount of INX Tokens that may be purchased by such persons; any such purchases will be for investment purposes and not with a view towards distribution.

Index to Financial Statements

Financial Statements as of December 31, 2017

Balance Sheet, page F-3

40.	We note your response to comments 59 and 65. Please respond to the following:

	●	Tell us, in greater detail, exactly what valuation technique(s) and related inputs were utilized in the determination of INX Token fair value and how they comply with IFRS 13 paragraph 61.
	●	Supplementally provide us with your detailed calculations used to determine the fair value of the 4,550,000 Tokens paid to A-Labs, such that we may understand all variables and assumptions in your determination of a fair value of $6,000. Include all the journal entries in your response.

	●	Identify the characteristics you used to distinguish this transaction as an objective exchange between market participants when formulating your assumptions pursuant to IFRS 13 paragraph 23.

United States Securities and Exchange Commission July 11, 2018 Page 31	PRIVILEGED AND CONFIDENTIAL

●	Likewise, supplementally provide us with your detailed calculation used to determine the your fair value of the INX Token liability in respect to the 17,626,562 INX Tokens, which resulted in a $50,000 fair value adjustment to the statement of comprehensive loss. Include all the respective journal entries in your response.

●	Tell us why your transactions with A-Labs, a related party, should be considered an orderly transaction between market participants for purposes of determining the fair value of INX Tokens.

We continue to evaluate your response to comments 59 and 65 and may have further comments.

Response:

September and November 2017 Valuations:

In order to calculate the value of the INX Tokens as of September and November 2017 the Company relied on the initial agreement in September 2017 between the Company and its founders for the issuance of Ordinary shares and Tokens, which was the sole transaction in Ordinary shares and Tokens involving parties external to the Company in that time frame.

Following are the details and the valuation technique and related inputs that were utilized:

According to the above agreement, the Company issued to Mr. Datika 3,356,666 Ordinary shares, in consideration of $446,875 and 9,435,939 INX Tokens, in consideration of $94,359. As the data are based on an actual cash transaction, they represent the relevant observable inputs used in measuring fair value in accordance with IFRS 13.61.

The Ordinary shares and the Tokens are both entitled to share in the same economic benefits. Those benefits are the annual earnings (operating cash flows) of the Company. The Ordinary shares and the Tokens differ in the proportion of those benefits to which each security is entitled - 80% for the shares vs 20% for the tokens. From an economic perspective, the Company views these as it would, for example, two classes of an equity security with different dividend participation rates. Accordingly, the valuation of the Ordinary shares and the Tokens can be derived from each of their relative portions of the cash investment amount as described above

The total number of INX Tokens will be 200,000,000. Out of this pool, 52,373,438 will be reserved and not be issued in the Offering. Thus, the total number of INX Tokens will be 147,626,562.

The total number of Ordinary shares in the Company after the September 2017 transaction is expected to be 6,290,499 on a fully diluted basis. After subtracting the ESOP pool of 417,000, the total number of Ordinary shares in the Company is 5,873,499.

United States Securities and Exchange Commission July 11, 2018 Page 32	PRIVILEGED AND CONFIDENTIAL

The fair value ratio of INX Token and Ordinary shares is as follows:

	INX Tokens	Ordinary Shares
Relative share of cash distribution (80%-20%)	4	1
Ratio of no. of INX Tokens/ Ordinary shares and allocated options (rounded)	(*) 25.134	1
Total fair value ratio of Ordinary share/INX Token (rounded)	100.537	1

(*) 147,626,562/5,873,499=25.134

Thus, the Ordinary share to INX Token ratio is 100.537, meaning the fair value of 1 Ordinary share is equivalent to the fair value of approximately 100.537 INX Tokens.

We adjusted the number of Ordinary shares to be issued to the investors by this ratio to arrive at the fair value per INX Token.

INX Tokens
No. of Ordinary shares to be issued to the investors	3,356,666
Ordinary shares to INX Tokens ratio	100.537
Adjusted no. of Ordinary shares to be issued to the investors	337,470,432
No. of INX Tokens to be issued to the investors	9,435,939
Total no. of Company securities issued to the investors in INX Tokens terms	346,906,371
Investment Amount	$541,234
Fair value per INX Token	$0.0016
Fair value of Ordinary share	$0.16

December 2017 Valuation:

In order to calculate the value of the tokens as of December 31, 2017 we relied on a draft share purchase agreement with third-party investors (at that time, it was estimated that the agreement would be consummated).

Following are the details of the valuation technique and related inputs that were utilized:

According to the draft agreement, the Company will issue the investors 2,466,426 Ordinary shares, at a price per share of $0.405445, representing a post-money valuation of $4 million. The lead investor will also receive 1,108,784 options to purchase Ordinary shares with an exercise price of $0.13528. The term of the options is 9 months.

In addition, the investors will receive a number of INX Tokens, the amount of which is dependent on the outcome of certain events, as follows: (i) in the event of an issuance upon Pre-Sale, the investor will receive such number of INX Tokens constituting the ratio of the aggregate investment amount actually paid by the investor and the average price of the Pre-Sale (e.g., if the INX Token price on the Pre-Sale shall be US$ 0.50, the investor shall receive 1/0.5 Tokens for each dollar invested); and (ii) in the event of an ICO, the investor will receive the number of INX Tokens constituting the ratio of the aggregate investment amount actually paid by the investor and the ICO price. Notwithstanding the above, the total number of INX Tokens that shall be issued to all investors shall not exceed 2% of the total number of INX Tokens issued upon the ICO.

The total number of INX Tokens to be issued in the ICO is 130,000,000. Given the aforementioned 2% limit, the maximum number of INX Tokens to be issued to the investors will be 2,600,000.

Since the INX Token holders are entitled to receive 20% of the Company’s annual net cash flow from operating activities, we considered the following example in order to make the needed adjustments to arrive at the value per INX Token.

The total number of INX Tokens will be 200,000,000. Out of this pool, 52,373,438 will be reserved and not be issued in the ICO. Thus, the total number of INX Tokens will be 147,626,562.

The total number of Ordinary shares in the Company after the investment is expected to be 9,865,709 on a fully diluted basis. After subtracting the ESOP pool of 417,000, the total number of Ordinary shares in the Company is 9,448,709.

United States Securities and Exchange Commission July 11, 2018 Page 33	PRIVILEGED AND CONFIDENTIAL

The fair value ratio of INX Token and Ordinary shares is as follows:

	INX Tokens	Ordinary Shares
Relative share of cash distribution (80%-20%)	4	1
Ratio of no. of INX Tokens/ Ordinary shares and allocated options (rounded)	15.624	1
Total fair value ratio of Ordinary share/INX Token	62.5	1

(*) 147,626,562/9,448,709=15.624

Thus, the Ordinary share to INX Token ratio is 62.5, meaning the fair value of 1 Ordinary share is equivalent to the fair value of 62.5 INX Tokens.

We adjusted the number of Ordinary shares to be issued to the investors by this ratio to arrive at the fair value per INX Token.

INX Tokens
No. of Ordinary shares and options to be issued to the investors	3,575,210
Ordinary shares to INX Tokens ratio	62.5
Adjusted no. of Ordinary shares to be issued to the investors	223,436,222
No. of INX Tokens to be issued to the investors	2,600,000
Total no. of Company securities issued to the investors in INX Tokens terms	226,036,222
Investment Amount	$1,000,000
Fair value per INX Token	$0.0044
Fair value of Ordinary Share	$0.32
Fair value of options to purchase Ordinary shares	$0.19

For the purposes of the above valuations, the benefit of the voting rights attributable to the Ordinary shares (vs. no such voting rights attributable to the Tokens) was ignored due to management’s estimation that the benefit is negligible.

The fair value of the 4,550,000 Tokens paid to A-Labs was calculated using the Token fair value as of September 26, 2017, the date the service engagement agreement between A-Labs and the Company was signed, as detailed above – i.e. 4,550,000 multiplied by $0.0016.

IFRS 13.Appendix A defines market participants as buyers and sellers in the principal (or most advantageous) market for the asset or liability having all of the following characteristics:

(a) they are independent of each other, (b) they are knowledgeable, having a reasonable understanding about the transaction using all available information, (c) they are able to enter into a transaction and (d) they are willing to enter into a transaction (not forced or otherwise compelled to do so).

The September 2017 valuation was based on the Ordinary share and Token purchase agreement and the Service Engagement agreement between the Company and its two founders – Mr. Datika and Mr. Cohen (A-Labs). At the time these two individuals entered into these agreements, there was no existing relationship between the parties that would be considered related parties as defined in IAS 24. Further, both of these individuals are considered knowledgeable in their respective fields of expertise, they had the capability to enter into the transaction (as they subsequently did) and there was no evidence that the transaction was a forced transaction.

The December 2017 valuation was based on a draft share purchase agreement with new investors with no existing relationship with the Company that would characterize them as related parties as defined in IAS 24. In addition, to the best of the Company's knowledge, these investors are knowledgeable in financial and economic matters, have the capability to enter the transaction (as they subsequently did) and there was no evidence that the transaction was a forced transaction.

United States Securities and Exchange Commission July 11, 2018 Page 34	PRIVILEGED AND CONFIDENTIAL

Based on the above analysis, the Company concluded that the parties to the above transactions meet the definition of market participants.

The fair value of the 17,626,562 INX Tokens was calculated based on their respective fair value, as detailed above, as of the date of the initial recognition of the obligation to issue the Tokens (i.e. during the period from September through November 2017) as well as of December 31, 2017. The calculation for the $50,000 fair value adjustment is as follows:

	No. of INX Tokens	No. of Ordinary Shares	Total Fair Value
Fair Value at December 31, 2017	17,626,562	$0.0044	$77,000
Fair Value at the date of the initial recognition of the obligation to issue the Tokens	17,626,562	$0.0016	$27,000
Fair value adjustment			$50,000

The journal entries at the date of the initial recognition of the obligation to issue the Tokens are detailed in our response to comment 21 above.

The journal entry recorded in order to adjust the Tokens' fair value is as follows:

●	Debit: Fair value adjustment of INX Token liability - $50,000

●	Credit: INX Token liability - $50,000

As more fully described in the our response to the third bullet above, at the time in September 2017 when the transaction with A-Labs was entered into, A-Labs was not a related party and A-Labs met the definition of a market participant.

IFRS13.B43 provides examples of circumstances that would indicate a transaction is not orderly. The Company believes that none of those circumstances existed at the time of the transaction nor were there any other indicators that the transaction was forced. It should be noted that IFRS 13.B44 states that when an entity is a party to a transaction, it is presumed to have sufficient information to conclude whether the transaction is orderly. Accordingly, based on the circumstances of this transaction as known to the Company, the Company concluded that this should be considered an orderly transaction between market participants.

Notes to the Financial Statements

Note 3: INX Token Liability, page F-14

41.	We note your response to comment 65. Further, we note that you consider your fair value measurement method of the INX Token liability a Level 2 fair value measure. Please provide us supplementally with your rationale for this determination. Include in your response the specific inputs used, the related values and variables, and how they qualify for Level 2 classification pursuant to IFRS 13 paragraphs 81-85.

Response: As described in our response to question 40 above, the fair value of the Token liability was derived from the cash consideration to be paid for Ordinary shares and Tokens pursuant to a third party draft share and token purchase agreement. Fair value measurement was determined using the following observable inputs in the draft purchase agreement: cash consideration to be paid for an observable defined number of Ordinary shares and Tokens. Key assumptions include an underlying comparison of the shareholder’s and INX Token holder’s participation rights in the Adjusted Operating Cash Flow.

IFRS 13.82 provides examples of Level 2 inputs, which include quoted prices for identical or similar assets or liabilities in markets that are not active.

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The fair value measurement method of the INX Token liability was determined as a Level 2 fair value measurement since the value was determined using a quoted price for an identical asset in an inactive market. The INX Tokens and shares were considered similar assets since both provide their holders a proportionate part of the Company’s annual net cash flow from operating activities.

Note 5: Convertible Loans, page F-16

42.	We note your response to comment 66; however, copies of the convertible loan agreements were not included in the response. Please supplementally provide us with copies of the convertible loan agreement so that we can better understand your analysis and conclusion. We continue to evaluate your response to comment 66 and may have further comments.

Response: In response to the Staff's comment, we are submitting copies of the convertible loan agreements as exhibits to the Registration Statement.

Exhibit Index

43.	We note your response to comment 27. Please file as an exhibit with your next amendment the legal opinion attached as Appendix II pursuant to Item 601(b)(5) of Regulation S-K, and revise your Exhibit Index accordingly. Please further direct counsel to remove the limitations on reliance from its opinion consistent with Section II.A.3.d of Staff Legal Bulletin No. 19. Otherwise, please tell us you why you believe you are not required to do so.

Response: In response to the Staff’s comment, we are filing as an exhibit to the Registration Statement the legal opinion from Hassans International Law Firm, the Company’s legal counsel in Gibraltar.

Exhibit 4.1

44.	We note your responses to comments 3, 5 and 20 stating among other things, that the “only way to transfer of ownership INX Tokens will be through the change of ownership recorded on the INX Registry,” “no transfers may occur without the Company recording such transfer on the ledger,” and “[a]ll transactions in INX Tokens will take place on the INX Exchange.” Please advise how your responses are consistent with the provisions of Section 1.6 and 1.7 of Exhibit B to the Form of INX Token Purchase Agreement stating that “INX Tokens are freely tradable securities” that may be repurchased “on another platform on which the INX Tokens may be traded.” Please revise your disclosures as necessary to accurately describe whether or not the INX Tokens can trade on trading platforms outside of INX Exchange.

Response: As stated in our response to your Comment #2, INX Tokens may held in Ethereum wallets outside the sole control of the Company or its subsidiary, INX Services. This will allow the INX Tokens to be traded on trading platforms outside the INX Trading platform. We have made appropriate revisions to the disclosure in the Registration Statement as well as the INX Token Purchase Agreement.

* * * *

United States Securities and Exchange Commission July 11, 2018 Page 36	PRIVILEGED AND CONFIDENTIAL

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s filing of its Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:	Shy Datika, Chief Executive Officer
Oran Mordechai, Chief Financial Officer

Appendix I

Flow description - Example of a Subscription for INX Tokens in the Offering transferred to a personal wallet

Appendix I-1

Flow Description – Peer-to-Peer Transfer

Appendix I-2

INX Registry Architecture

Appendix I-3